SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

————————————

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

PEOPLESOFT, INC.

(Name of Subject Company)

PEOPLESOFT, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

712713106
(CUSIP Number of Class of Securities)

————————————

Craig Conway
President and Chief Executive Officer
PeopleSoft, Inc.
4460 Hacienda Drive, Pleasanton, California 94588-8618
(925) 225-3000
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

COPIES TO:

Douglas D. Smith, Esq.
Gibson, Dunn & Crutcher LLP
One Montgomery Street
San Francisco, California 94104
(415) 393-8200

     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Purpose of Amendment

     The purpose of this amendment is to amend and supplement Items 4, 6 and 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by PeopleSoft, Inc. (the “Company”) on June 12, 2003 and subsequently amended (as from time to time amended, the “Statement”), and to add additional Exhibits to Item 9 and revise the Exhibit Index accordingly.

Item 4. The Solicitation or Recommendation

     Item 4 is hereby amended and supplemented as follows:

     The closing price of the Company common stock as reported on the Nasdaq National Market was $16.39 on May 30, 2003 (prior to the announcement of the original merger agreement with J.D. Edwards & Company (“J.D. Edwards”) and the announcement of Oracle Corporation’s (“Oracle”) offer to purchase (the “Oracle Offer”) all outstanding shares of Company common stock), $16.92 on June 13, 2003 (prior to the announcement of the amended merger agreement with J.D. Edwards) and $17.98 on July 2, 2003, with a 52 week range of $11.75 to $22.50 through June 27, 2003. The members of the special committee of the board formed to evaluate the Oracle Offer (the “Transaction Committee”) and the board of directors of the Company do not believe the trading prices of Company common stock in recent periods reflect the value that would be reflected in a sale of the Company for cash or for cash and stock in a transaction that does not result in a significant equity stake in the pro forma company for Company stockholders. In reaching this determination, the Transaction Committee and the entire board of directors reviewed, among other factors and with the input of its financial advisors:

•	the present value of potential future market prices for the Company based upon different assumptions;

•	the pro forma financial impact of the acquisition of J.D. Edwards on the Company, including strategic implications and operational benefits;

•	the value of the consideration paid in acquisitions of comparable companies as multiples of financial operating data and compared such multiples with those reflected in the Oracle Offer; and

•	the premiums to market prices paid in acquisitions of comparable companies as compared to the premium offered in the Oracle Offer.

     Based upon their review of such factors, the Transaction Committee and the full board of directors concluded that the Oracle Offer severely undervalues the Company based on its financial performance and future opportunities.

     In evaluating the value of the Oracle Offer to Company stockholders, the Transaction Committee and the full board of directors considered that the proposed combination of the

Company and Oracle faces delay as antitrust authorities review the transaction and a significant likelihood that the transaction may be blocked as anticompetitive. Further, as the Oracle Offer is conditional and may be withdrawn at any time, there exists additional risk that the proposed transaction may not be completed. The uncertainties created by the Oracle Offer regarding the Company’s business vitality and future also creates risks of loss of customers and employees. If the transaction were not completed after the board of directors recommended the Oracle Offer to the Company stockholders, the damage to stockholder value could be significant.

     The information and factors considered and reasons cited by the board of directors and the Transaction Committee described in the Statement is not meant to be an exhaustive list, but includes the material information, factors, analyses and reasons considered by the board of directors and the Transaction Committee in reaching their respective conclusions and recommendations. The members of the board of directors and the Transaction Committee evaluated the various factors listed in the Statement in light of their knowledge of the business, financial condition and prospects of the Company and based upon the advice of the board’s financial and legal advisors. In light of the number and variety of factors that the board of directors and the Transaction Committee considered, and the varied reasons that supported their opinions and conclusions, the members of the board of directors and the Transaction Committee did not find it practicable to assign relative weights to the factors considered or reasons cited. However, the recommendation of the board of directors and Transaction Committee was made after considering the totality of the information and factors involved. In addition, individual members of the board of directors or the Transaction Committee may have given different weight to different factors or reasons described or cited in the Statement.

Item 6. Interest in Securities of the Subject Company

     Item 6 is hereby supplemented as follows:

     Except as described below, during the past 60 days, no transactions with respect to the Company common stock have been effected by the Company or, to the Company’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

	Date of	Nature of	Number Shares of	Purchase/Sale
Name	Transaction	Transaction	Common Stock	Price

David A. Duffield	06/25/03	Sale*	25,000	$18.04
David A. Duffield	07/02/03	Sale*	25,000	$17.72

*	Sale pursuant to Rule 10b5-1(c) trading plan.

Item 8. Additional Information

   Customer Protection Program

     In connection with the Oracle Offer, Oracle has made explicit, well-publicized statements of its intentions with respect to the Company’s products if its acquisition efforts succeed. The Company has a long and distinguished history of providing products and subsequent support services and establishing long-term relationships with its customers. Customers purchasing the

Company’s applications establish long-term relationships with the Company which include subsequent development, support and services as a component of their purchasing decisions. Oracle’s statements have caused the Company’s existing and potential customers to express concern over the long-term availability and support of the Company’s products. It is the Company’s policy to provide support for its products for four years after their general availability.

     To minimize a potential loss of business during the Oracle Offer, the Company implemented a program (the “Customer Protection Program”) incorporating a contingent change in control provision to our standard perpetual licensing arrangement which provides customers purchasing application licenses with financial protection in the event that an acquiror discontinues the sale, development or support of the Company’s applications within a specified period after an acquisition. That financial protection is in the form of a payment generally equal to two to five times the total arrangement fees. The multiple increases as the arrangement fees increase and generally will be paid provided the following events occur:

•	within one year of the contract effective date, the Company is acquired or merged, and the Company is not the acquiror; and

•	within two years of the contract effective date, the acquiring company:

(i)	announces its intention to discontinue, or discontinues, support services before the end of the normal support term as defined by the Company’s standard policies; or

(ii)	announces its intention to stop licensing the Company’s products to new customers; or

(iii)	announces its intention not to provide updates or new releases for supportable products, which would, if the Company were not acquired or merged with the acquired company, have been considered updates or new releases under the Company’s standard business policies; and

•	the customer requests the payment in writing by December 31, 2005 and has timely paid for support services in accordance with the terms of the customer’s agreement with the Company.

     Customers retain rights to the licensed products whether or not the Customer Protection Program payments are implicated. No customer is entitled to a refund of arrangement fees paid under the customer’s contract with the Company, but the customer would be entitled to a payment under the Customer Protection Program if all of the conditions stated above are met.

     The Customer Protection Program was designed to protect a customer’s total investment in the Company’s products. The Company believes that the Customer Protection Program has encouraged customers to go forward with business arrangements despite uncertainty about the future of the Company’s applications in the marketplace that the Oracle Offer and Oracle’s public statements have created. The Company believes that security holders benefit from the existence of the Customer Protection Program as it is a means to maintain customer relationships and promote license transactions, resulting in a benefit to the Company’s business and operating results. These assurances provided to customers facilitated completing sales transactions, which preserves the value of PeopleSoft’s business for our stockholders.

     The Customer Protection Program has no current financial statement impact to the Company. The contingent liability would only be recognized in the financial statements of the Company or its acquiror upon or after the consummation of the business combination. As of June 30, 2003, the maximum potential amount of future payments to be made under the Customer Protection Program is approximately $354 million, based upon currently available information. The Company believes the likelihood of the Customer Protection Program being exercised not to be probable. The Company hopes that any acquiror would continue the support and development of our products.

   Litigation Matters

     On June 18, 2003, Oracle filed a suit in the Delaware Court of Chancery against the Company, the Company’s directors, and J.D. Edwards. The lawsuit alleges breaches of fiduciary duty by the Company and the directors in connection with the Company’s response to Oracle’s tender offer commenced on June 9 and amended June 18, 2003. The lawsuit also alleges that J.D. Edwards aided and abetted such purported breaches of fiduciary duty. Oracle seeks injunctive, declaratory and rescissory relief. The Company and J.D. Edwards answered Oracle’s complaint on June 26, 2003, denying all substantive claims. The parties currently are scheduled to confer with the Court on July 25, 2003 about further scheduling a hearing date, if necessary. The Company is therefore not prevented from closing the exchange offer or the merger associated with the J.D. Edwards acquisition prior to July 25, 2003 if the respective regulatory and other conditions to the exchange offer and the merger are satisfied or waived. The Company and J.D. Edwards believe that the Oracle suit is without merit and intend to vigorously defend this lawsuit as well as the other pending litigation relating to the Oracle Offer and the proposed acquisition of J.D. Edwards by the Company.

Item 9. Materials to Be Filed as Exhibits

Exhibit No.	Document

*(a)(1)	Press release issued by PeopleSoft on June 12, 2003
*(a)(2)	Press release issued by PeopleSoft on June 6, 2003 (incorporated by reference to PeopleSoft’s Schedule 14D-9C filed with the SEC on June 7, 2003)
**(a)(3)	Letter, dated June 13, 2003, to PeopleSoft’s stockholders
***(a)(4)	Letter to customers issued June 16, 2003 (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing)
***(a)(5)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 17, 2003 425 filing)
****(a)(6)	Press release issued by CRN (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
****(a)(7)	Press release issued by CNET News.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
****(a)(8)	Transcript of conference call held by PeopleSoft (incorporated by reference to PeopleSoft’s June 13, 2003 425 filing)
****(a)(9)	Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda
****(a)(10)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing)

Exhibit No.	Document

****(a)(11)	Press release issued by ComputerWeekly.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
****(a)(12)	Press release issued by The Motley Fool (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
****(a)(13)	Press release issued by the Higher Education User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
****(a)(14)	Text of information posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing)
****(a)(15)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing)
****(a)(16)	Press release issued by the Distributors & Manufacturers’ User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
****(a)(17)	Press release issued by the Connecticut Attorney General’s Office
****(a)(18)	Press release issued by PeopleSoft on June 20, 2003
(a)(19)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)
(a)(20)	Letter to PeopleSoft employees (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)
(a)(21)	Press release issued by eWeek (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)
(a)(22)	Press release issued by the Healthcase Industry User Group (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)
(a)(23)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)
(a)(24)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)
(a)(25)	Text of International Customer Advisory Board’s e-mail posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)
(a)(26)	Press release issued by Quest (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)
(a)(27)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing)
(a)(28)	Transcript of TriNet webcast posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing)
(a)(29)	Transcript of CNBC webcast posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing)
(a)(30)	Press release issued by the International Customer Advisory Board (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)
(a)(31)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 1, 2003 425 filing)
(a)(32)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 1, 2003 425 filing)
(a)(33)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing)
(a)(34)	Transcript of conference call held by PeopleSoft (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing)
(a)(35)	Advertisement placed by PeopleSoft on July 2, 2003 (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing)
*(e)(1)	Excerpts from PeopleSoft’s Definitive Proxy Statement dated April 28, 2003 relating to the 2003 Annual Meeting of Stockholders
*(e)(2)	Employment Agreement, dated May 10, 1999, by and between Craig Conway and PeopleSoft, Inc., (incorporated by reference to Exhibit 10.47 filed with PeopleSoft’s Annual Report on Form

Exhibit No.	Document

10-K for the year ended December 31, 1999)
*(e)(3)	Employment Contract, dated as of January 1, 2000, with addendums thereto dated as of January 1, 2000, and January 1, 2001, by and between Guy Dubois and PeopleSoft France S.A. (incorporated by reference to Exhibit 10.45 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 2001)

*	Previously filed as an exhibit to PeopleSoft’s Schedule 14D-9 filed with the SEC June 12, 2003.

**	Previously filed as an exhibit to PeopleSoft’s Amendment No. 1 to Schedule 14D-9 filed with the SEC June 13, 2003.

***	Previously filed as an exhibit to PeopleSoft’s Amendment No. 2 to Schedule 14D-9 filed with the SEC June 17, 2003.

****	Previously filed as an exhibit to PeopleSoft’s Amendment No. 3 to Schedule 14D-9 filed with the SEC June 20, 2003.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

PEOPLESOFT, INC.

By:	/s/ KEVIN T. PARKER

Kevin T. Parker Executive Vice President Finance and Administration, Chief Financial Officer (Principal Financial and Accounting Officer)

Date: July 3, 2003

Exhibit No.	Document

*(a)(1)	Press release issued by PeopleSoft on June 12, 2003
*(a)(2)	Press release issued by PeopleSoft on June 6, 2003 (incorporated by reference to PeopleSoft’s Schedule 14D-9C filed with the SEC on June 7, 2003)
**(a)(3)	Letter, dated June 13, 2003, to PeopleSoft’s stockholders
***(a)(4)	Letter to customers issued June 16, 2003 (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing)
***(a)(5)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 17, 2003 425 filing)
****(a)(6)	Press release issued by CRN (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
****(a)(7)	Press release issued by CNET News.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
****(a)(8)	Transcript of conference call held by PeopleSoft (incorporated by reference to PeopleSoft’s June 13, 2003 425 filing)
****(a)(9)	Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda
****(a)(10)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing)
****(a)(11)	Press release issued by ComputerWeekly.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
****(a)(12)	Press release issued by The Motley Fool (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
****(a)(13)	Press release issued by the Higher Education User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
****(a)(14)	Text of information posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing)
****(a)(15)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing)
****(a)(16)	Press release issued by the Distributors & Manufacturers’ User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)
****(a)(17)	Press release issued by the Connecticut Attorney General’s Office
****(a)(18)	Press release issued by PeopleSoft on June 20, 2003
(a)(19)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)
(a)(20)	Letter to PeopleSoft employees (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)
(a)(21)	Press release issued by eWeek (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)
(a)(22)	Press release issued by the Healthcase Industry User Group (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)
(a)(23)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)
(a)(24)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)
(a)(25)	Text of International Customer Advisory Board’s e-mail posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)
(a)(26)	Press release issued by Quest (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)
(a)(27)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing)

Exhibit No.	Document

(a)(28)	Transcript of TriNet webcast posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing)
(a)(29)	Transcript of CNBC webcast posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing)
(a)(30)	Press release issued by the International Customer Advisory Board (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)
(a)(31)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 1, 2003 425 filing)
(a)(32)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 1, 2003 425 filing)
(a)(33)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing)
(a)(34)	Transcript of conference call held by PeopleSoft (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing)
(a)(35)	Advertisement placed by PeopleSoft on July 2, 2003 (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing)
*(e)(1)	Excerpts from PeopleSoft’s Definitive Proxy Statement dated April 28, 2003 relating to the 2003 Annual Meeting of Stockholders
*(e)(2)	Employment Agreement, dated May 10, 1999, by and between Craig Conway and PeopleSoft, Inc., (incorporated by reference to Exhibit 10.47 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 1999)
*(e)(3)	Employment Contract, dated as of January 1, 2000, with addendums thereto dated as of January 1, 2000, and January 1, 2001, by and between Guy Dubois and PeopleSoft France S.A. (incorporated by reference to Exhibit 10.45 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 2001)

*	Previously filed as an exhibit to PeopleSoft’s Schedule 14D-9 filed with the SEC June 12, 2003.

**	Previously filed as an exhibit to PeopleSoft’s Amendment No. 1 to Schedule 14D-9 filed with the SEC June 13, 2003.

***	Previously filed as an exhibit to PeopleSoft’s Amendment No. 2 to Schedule 14D-9 filed with the SEC June 17, 2003.

****	Previously filed as an exhibit to PeopleSoft’s Amendment No. 3 to Schedule 14D-9 filed with the SEC June 20, 2003.